Exhibit 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings to Fixed Charges

	2003		2004		2005		2006		2007
	($ in thousands)
Earnings:
Pre-tax income (loss)	($45,500)		$6,079		($17,350)		$102,909		($1,851)
Add fixed charges	58,856		60,789		62,385		62,023		72,339
Less capitalized interest	(1,513)		(5,102)		(7,130)		(5,750)		(42,851)

Total Earnings	$11,843		$61,766		$37,905		$159,182		$27,637
Fixed Charges:
Interest expense - inclusive of the amortization of debt issuance costs	$54,001		$51,778		$49,535		$53,678		$25,715
Capitalized interest	1,513		5,102		7,130		5,750		42,851
Estimated interest portion in rent expense	3,342		3,909		5,720		2,595		3,773

Total Fixed Charges	$58,856		$60,789		$62,385		$62,023		$72,339
Ratio of earnings to fixed charges	0.20	x	1.02	x	0.61	x	2.57	x	0.38	x